FORM 53-901F (British Columbia)

SECURITIES ACT
Material Change Report under:

Section 85(1) of the Securities Act (British Columbia) & Section 151 of the Securities Rules

Item 1	Reporting Issuer

Viceroy Exploration Ltd. 520 – 700 West Pender Vancouver, BC V6C 1G8 (604) 669-4777 (the "Company")

Item 2	Date of Material Change

October 21, 2004, being the date of the news release.

Item 3	Press Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company advised that, further to the recent appointment of a new director, 200,000 stock options have been granted, pursuant to the Company’s Stock Option Plan and subject to all necessary approvals, to said director at an exercise price of $2.25 expiring October 21, 2009.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6	Reliance on Section 85(2) of the Securities Act (British Columbia) Reliance on Section 75(3) of the Securities Act (Ontario)

Not applicable.

Item 7	Omitted Information

Nil.

Item 8	Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary Tel: (604) 669-4777

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

VICEROY EXPLORATION LTD.

Per:

"Michele A. Jones"

Michele A. Jones
Corporate Secetary

DATED at Vancouver, B.C. this 1st day of November, 2004.

Viceroy Exploration Ltd.	News Release #2004.19

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

News Release

Vancouver, British Columbia, October 21, 2004 - Viceroy Exploration Ltd. (the "Company") advises that, further to the recent appointment of a new director, 200,000 stock options have been granted, pursuant to the Company’s Stock Option Plan and subject to all necessary approvals, to said director at an exercise price of $2.25 expiring October 21, 2009.

For further information please contact:

Christine Black
Corporate Communications
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.